UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 5, 2013

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

As previously reported, on May 16, 2013, NewLead Holdings Ltd. (“we,” “us,” “our,” or the “Company”) received a notice from the NASDAQ Stock Market LLC (“NASDAQ”) (the “NASDAQ Letter”) stating that the Company was not in compliance with NASDAQ Listing Rule 5250(c)(1) (the “Rule”) because the Company did not timely file its Annual Report on Form 20-F for the year ended December 31, 2012 (the “Form 20-F”) with the Securities and Exchange Commission (the “Commission”). NASDAQ Listing Rule 5250(c)(1), in pertinent part, requires the Company to timely file all required periodic reports and other documents with the Commission. The NASDAQ Letter requested that the Company submit a plan to regain compliance with the Rule by July 15, 2013.

On July 10, 2013, the Company submitted to NASDAQ a plan to regain compliance with the Rule. After reviewing the Company’s plan to regain compliance, NASDAQ granted an exception to enable the Company to regain compliance with the Rule. Under the terms of the exception, the Company must file its Form 20-F on or before September 2, 2013. NASDAQ has advised the Company that a failure to file the Form 20-F within the extension period granted will result in a notice of delisting of the Company’s common stock.

The Company issued a press release on August 8, 2013 disclosing its receipt of NASDAQ’s acceptance of its plan to regain compliance with the Rule. A copy of the press release is attached as exhibit 99.1 and incorporated herein by reference.

Disclosures About Forward-Looking Statements

The statements in this Current Report on Form 6-K that are not historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding the Company’s submission of a plan to regain compliance with NASDAQ listing standards and to file the Form 20-F.

These statements are subject to uncertainties and risks that could cause actual results or outcomes to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, developments relating to the auditors’ or Audit Committee’s review of accounting and inherent limitations in internal controls over financial reporting.

Exhibits

Exhibit No.	Exhibit
99.1	Press release dated August 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2013

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer